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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                                 COMMISSION FILE NUMBER 1-4146-1


(Check One):
/X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended:  10/31/04
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
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PART I -- REGISTRANT INFORMATION

NAVISTAR FINANCIAL CORPORATION
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

2850 WEST GOLF ROAD
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Address of Principal Executive Office (Street and Number)

ROLLING MEADOWS, ILLINOIS   60008
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On January 14, 2005, Navistar Financial Corporation filed Form 12b-25 seeking an extension of the due date for its Form 10-K. The January 14, 2005 Form 12b-25 was filed in error, in that the Corporation's Form 10-K is not actually due until January 29, 2005. As a result, and due to its on-going assessment of the accounting matters described below, the Corporation hereby files this Form 12b-25 seeking an extension of its Form 10-K due date to February 13, 2005.

On December 4, 2004, the authorized officers of Navistar Financial Corporation concluded a re-interpretation of securitization accounting that will change certain aspects of the financial statements associated with Navistar Financial's retail note securitization program.

The Corporation obtains financing through the sale of finance receivables whereby the Corporation retains a subordinated position in the sale (retained interest assets). Previously, the Corporation had recognized income from those retained interest assets as cash was received, not taking into consideration any potential changes to future income as a result of business and market conditions. The anticipated changes in accounting will recognize income on an effective yield basis. In addition, the changes will value the retained interest assets in its securitizations at fair value and will take into effect current business and market conditions.

The expected impact of these changes on the periods will be to increase the fair value of the Corporation's retained interest assets and the income associated with these assets. The Corporation is making other adjustments in these periods, which do not materially affect the results for any restatement period. The anticipated changes discussed do not affect the Corporation's historical or ongoing cash flows.

The final assessment is subject to completion of the Corporation's current review and the completion by its independent registered public accountants of their audit and review.

These changes will bring the Corporation's accounting practices in accordance with generally accepted accounting principals under Emerging Issues Task Force ("EITF") 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets and other relevant securitization accounting pronouncements.

The completion of these changes requires an extensive number of new determinations, interpretations and calculations be made with respect to each of the Corporation's existing securitizations, which are numerous. Many of the determinations, interpretations and calculations are difficult and time consuming and require adequate time to achieve accuracy. After the Corporation completes its revisions, the Corporation's independent accountants require adequate time to complete their audit and review of the Corporation's financial statements. It was not possible without unreasonable effort or expense to complete all of the required procedures to effect these changes in a timeframe that would have permitted the Corporation to file its annual report on Form 10-K in the prescribed time period.


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PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

            Paul Martin                 (847)                734-4128
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               (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /X/   No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/   No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation continues to analyze the application of certain accounting standards relating to the securitization of assets as described above. This analysis has taken longer than the Corporation initially anticipated and it cannot complete the preparation of the required financial information without unreasonable effort or expense.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the Corporation's historical financial statements. These forward-looking statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.


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                         NAVISTAR FINANCIAL CORPORATION
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date January 31, 2005                     By  /s/ PAUL MARTIN
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                                              Paul Martin
                                              Vice President and Controller
                                              (Principal Accounting Officer)